                                                                    Exhibit 28.2



                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                   Form 11-K



                Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934



For the Fiscal Year Ended December 31, 1998
                          -----------------



Commission File Number 1-5881
                       ------



                THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN
                ----------------------------------------------
                           (Full Title of the Plan)



                     BROWN & SHARPE MANUFACTURING COMPANY
                              200 Frenchtown Road
                   North Kingstown, Rhode Island 02852-1700
                                (401) 886-2000

        (Name of Issuer and Address of its Principal Executive Office)

                                   SIGNATURES
                                   ----------



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in North Kingstown, Rhode Island, on the 17th day of June 1999.
----        ---------

                            BROWN & SHARPE SAVINGS AND RETIREMENT PLAN


                            By:  /s/ Alfred J. Corso
                                 -------------------
                                 Alfred J. Corso
                                 Controller
                                 (Principal Accounting Officer)

                THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN
                ----------------------------------------------



                               Table of Contents
                               -----------------



                                                                     Page
                                                                     ----

Report of Ernst & Young LLP, Independent Auditors                       4


Audited Financial Statements:

      Statements of Net Assets Available for Plan Benefits
          at December 31, 1998 and 1997                                 5

      Statements of Changes in Net Assets Available for Plan
          Benefits for the Years Ended December 31, 1998 and 1997       5

      Notes to Financial Statements                                6 - 15

Supplemental Schedules:

      Line 27a   Schedule of Assets Held for Investment Purposes    16-17

      Line 27d   Schedule of Reportable Transactions                18-19


Consent of Independent Auditors                                        20

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
               -------------------------------------------------


Brown & Sharpe Savings and Retirement Plan Committee
Brown & Sharpe Manufacturing Company


    We have audited the accompanying statements of net assets available for plan benefits of the Brown & Sharpe Savings and Retirement Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1998 financial statements taken as a whole.



                                    ERNST & YOUNG LLP

May 21, 1999

                THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN
                ----------------------------------------------

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
             ----------------------------------------------------

                                                        December 31,
                                                -----------------------------
                                                   1998               1997
                                                ----------         ----------
Assets
------
 Investments (Notes 2 and 5)                    $7,758,563         $7,385,821
 Employer contribution receivable                  216,545            201,865
 Plan loans receivable                             300,201            221,675
                                                ----------         ----------
 Net Assets Available for Plan Benefits         $8,275,309         $7,809,361
                                                ==========         ==========

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        ---------------------------------------------------------------

                                                        For the years ended December 31,
                                                        --------------------------------
                                                            1998                 1997
                                                        -----------          -----------
Additions
---------
Contributions
    Employer                                            $   345,992          $   263,912
    Employee                                                410,955              419,848
                                                        -----------          -----------
                                                            756,947              683,760
Investment income
  Interest and dividends                                    509,397              506,770
Net realized/unrealized appreciation
    in fair value of investments                            480,958              452,468
                                                        -----------          -----------
Total additions                                           1,747,302            1,642,998

Deductions
----------
   Payments to participants                                (944,710)            (337,419)
   Fees                                                      (1,137)                (743)
                                                        -----------          -----------

Total deductions                                           (945,847)            (338,162)

Transfers
---------
  From Brown & Sharpe Employee Stock Owner-
      ship and Profit Participation Plan (ESOP)              13,129               20,350
  To Brown & Sharpe Savings and Retirement
      Plan for Management Employees (SARP-M)               (348,636)             (89,769)
                                                        -----------          -----------
Net transfers                                              (335,507)             (69,419)
                                                        -----------          -----------
Net increase                                                465,948            1,235,417
Net assets, beginning of year                             7,809,361            6,573,944
                                                        -----------          -----------
Net assets, end of year                                 $ 8,275,309          $ 7,809,361
                                                        ===========          ===========

See notes to the financial statements.

                 THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN
                         Notes To Financial Statements
                         -----------------------------

                     Years Ended December 31, 1998 and 1997
                     --------------------------------------


1.   Plan Description
     ----------------

 The following description of the Brown & Sharpe Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for more complete details.


   General
   -------

   The Plan, which began on October 1, 1987, is a defined contribution plan covering all eligible full-time employees covered by a collective bargaining agreement of Brown & Sharpe Manufacturing Company (the "Company") and its affiliated companies who participate in the Plan. Such employees are immediately eligible to make deferred salary contributions to the Plan. Prior to January 1, 1998, one year of service was required to become a participant receiving Company contributions. Beginning on January 1, 1998, six months of service is required to become a participant receiving Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.



   Contributions
   -------------

   The Plan permits a participant to make deferred salary contributions to the Plan up to 16% of compensation up to a maximum of $10,000 in 1998 and $9,500 in 1997, which is not subject to federal income tax until distributed. Contributions are invested at the direction of the employee in one or more investment alternatives, or "Funds," as described below.

   The Company may, at the discretion of the Board of Directors, make a supplemental contribution of 4% of annual compensation plus 4% of the amount over the Social Security wage base to the account of each participant to be invested as instructed by the participant. The Company's supplemental contributions for 1998 and 1997 were $216,545 and $201,863, respectively.

   In addition, the Plan provides for a Company contribution, or subsidy, equal to one-quarter of the amount of each deferred salary contribution invested directly in the Company Stock Fund. Such Company contributions for 1998 and 1997 were $2,593 and $4,169, respectively.

   In addition, at the discretion of the Board of Directors, the Company may make a matching contribution equal to a percentage not to exceed 25% of the elective contribution, disregarding any elective contribution in excess of 6% of such eligible participant's salary for such Plan year. Such contributions for 1998 and 1997 were $126,854 and $57,880, respectively. On January 1, 1998, the Company agreed to make matching contributions with each pay period employee contribution.


   Participant Accounts
   --------------------

   A separate account is established for each participant when enrolled in the Plan. Each participant's account is credited with (a) participant salary deferrals, (b) Company contributions and (c) Plan earnings. Guaranteed interest contract account earnings are valued on a monthly basis and are allocated to participants based on a pro rated basis.

                   -----------------------------------------
                     Years Ended December 31, 1998 and 1997
                     --------------------------------------


   Investments
   -----------

   The Plan assets are held in a trust administered by Putnam Fiduciary Trust Company as Trustee.

   Participants direct the trustee to deposit contributions in one or more of the following investment alternatives in multiples of 10%:


   (1) Putnam New Opportunities Fund invests in a portfolio of stocks in certain emerging industry groups that Putnam believes offer above-average long-term growth potential; (2) the Company Stock Fund, managed by Putnam
   Investments, consisting of Brown & Sharpe common stock; (3) the Putnam Voyager Fund, invests in a combination of stocks of small companies expected to grow over time as well as stocks of larger, more established corporations; (4) the Putnam Fund for Growth & Income, invests mainly in attractive priced stocks of companies that offer long-term growth potential while also providing income; (5) The George Putnam Fund of Boston, invests in stocks and corporate and government bonds, providing a balanced way to pursue long-term rewards; (6) the Brown & Sharpe Stable Value Fund, consisting of guaranteed investment contracts issued by American International Life Assurance Company of New York, and the Putnam Stable
   Value Fund, managed by Putnam Investments. This guaranteed investment contract under which the issuer has agreed to pay the investor a guaranteed rate of interest over terms ranging from 3 to 5 years matures on December
   31, 1998. The contract automatically terminates at maturity date. A penalty is imposed upon early termination of the contract. The issuer of this contract is an insurance company, and because of this, the contract is more susceptible to factors adversely affecting the insurance industry than similar contracts issued by parties other than insurance companies. The average interest rate of the fund was 6.14% in 1998. The interest rate adjusts monthly. Transfers between investment funds can be made subject to certain rules.

   In 1998 the Plan added five new funds. They are: (1) Putnam Asset Allocation - Growth Portfolio, invests in equities and fixed income securities. The fund is weighted more toward equity investments that traditionally return more than fixed income securities. (2) Putnam Asset Allocation - Balanced Portfolio, that invests in equities and fixed income securities. The fund takes a balanced approach between equities and fixed income investments regarding investment philosophy. (3) Putnam Asset Allocation - Conservative Portfolio, invests in equity and fixed income securities weighted more towards the fixed income securities. (4) Putnam Diversified Income Trust, seeks income consistent with preservation of capital. The fund invests in fixed income securities such as U.S. Government obligation, lower rated U.S. corporate debt and debt obligations of foreign governments. (5) Putnam International Growth, invests in equities of companies located outside of the United States.

   The Company pays substantially all of the expenses associated with administrating this Plan.


   Benefits
   --------

   A participant is always vested 100% in deferred salary contributions and Company stock purchased at a discount and becomes 100% vested in Company contributions after 3 years of service. On January 1, 1998, the Company changed the vesting schedule to 5 years graduated 20 percent per year. If the participant's service date was before January 1, 1998 and was not vested then the vesting schedule is a three year schedule at 20 percent for the first two years and 100% in the third year.

                   -----------------------------------------
                     Years Ended December 31, 1998 and 1997
                     --------------------------------------


   Upon termination of service, participants are eligible to receive the vested value of their account in a lump sum payment or, if retired, in equal annual installments over a 10-year period or deferred until a future date no later than age 70-1/2.

   Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.


2.  Summary of Significant Accounting Policies
    ------------------------------------------

 The preparation of financial statements in accordance with GAAP requires the use of management's estimates. Actual amounts could differ from these estimates.

 Investments, other than insurance contracts, are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in guaranteed interest contracts with insurance companies and the Putnam Stable Value Fund are stated at contract value defined as cost plus accrued interest less distributions to date, which approximates fair value.
 The Plan loans receivable are valued at cost which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis. The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.


3.  Tax Status
    ----------

 The Internal Revenue Service has determined and informed the Company by a letter dated April 11, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


4.  Plan Termination
    ----------------

 The Company adopted this Plan with a view to maintaining it permanently. However, the Company reserves the right to modify or amend the Plan from time to time, or to terminate the Plan, and to discontinue making contributions temporarily or permanently depending upon business and economic conditions.
 The Company cannot amend the Plan so as to deprive any participant of benefits already accrued under the Plan at the time of amendment, nor can the Company take back any contributions which it has made to the Plan except in limited circumstances involving factual error or contributions thought to be deductible which are not deductible. Should the Plan terminate, accounts would become fully vested, regardless of years of service, and would be paid to participants as directed by the Committee administering the Plan.

                   -----------------------------------------
                     Years Ended December 31, 1998 and 1997
                     --------------------------------------


5.  Investments
    -----------

    Investments held at December 31, 1998 and 1997 are as follows:


Description
-----------
                                                       1998        1997
                                                    ----------  ----------
Investments stated at fair value:
 Company common stock                               $  136,622  $  284,634
 Putnam Stable Value Fund                            1,851,526   1,522,784
 The George Putnam Fund of Boston                    1,401,211   1,387,037
 Putnam Fund for Growth & Income                     1,210,517   1,180,994
 Putnam Voyager Fund                                   954,911     787,952
 Putnam New Opportunities Fund                       1,972,225   1,611,349
 Putnam Diversified Income Trust                        13,733           -
 Putnam Asset Allocation - Growth Portfolio              2,709           -
 Putnam Asset Allocation - Balanced Portfolio            4,839           -
 Putnam International Growth Fund                       17,954           -
 Putnam Asset Allocation - Conservative Portfolio          406           -



Investments stated at contract value:
 Guaranteed interest contracts:
   American International Life Assurance
   Company Contract #18181-H                           191,910     611,071
                                                    ----------  ----------
     Total investments                              $7,758,563  $7,385,821
                                                    ==========  ==========

                   -----------------------------------------
                     Years Ended December 31, 1998 and 1997
                     --------------------------------------

6.  Allocation of Statements of Net Assets Available for Plan Benefits and
    ----------------------------------------------------------------------
    Statements of Changes in Net Assets Available for Plan Benefits
    ---------------------------------------------------------------

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
                    DECEMBER 31, 1998, WITH FUND INFORMATION

                                                                                  Putnam
                                                   Brown & Sharpe    George      Growth &      Putnam      Putnam New
                              Plan       Company    Stable Value     Putnam       Income       Voyager    Opportunities      Sub
                              Loans     Stock Fund      Fund          Fund         Fund         Fund          Fund          Total
                             --------    --------    ----------    ----------    ----------    --------    ----------    ----------
Assets:
Investments                  $   --      $136,622    $2,043,436    $1,401,211    $1,210,517    $954,911    $1,972,225    $7,718,922
Employer contribution
 receivable                      --         3,910        50,369        17,662        36,351      40,104        66,886       215,282
Plan loans receivable         300,201        --            --            --            --          --            --         300,201
                             --------    --------    ----------    ----------    ----------    --------    ----------    ----------
Net  Assets Available for
 Plan Benefits               $300,201    $140,532    $2,093,805    $1,418,873    $1,246,868    $995,015    $2,039,111    $8,234,405
                             ========    ========    ==========    ==========    ==========    ========    ==========    ==========

                    ----------------------------------------

                                 Putnam      Putnam Asset  Putnam Asset                 Putnam Asset
                              Diversified     Allocation    Allocation      Putnam      Allocation
                                 Income        Growth        Balanced    International  Conservative     Sub
                                  Trust         Fund        Portfolio     Growth Fund   Portfolio       Total            Total
                                  -----         ----        ---------     -----------   ---------       -----            -----
Assets:
Investments                      $13,733        $2,709        $4,839        $17,954        $406        $39,641        $7,758,563
Employer contribution
 receivable                          370           239           167            272         215          1,263           216,545
Plan loans receivable               --            --            --             --           --            --             300,201
                                 -------        ------        ------        -------        ----        -------        ----------
Net  Assets Available for
 Plan Benefits                   $14,103        $2,948        $5,006        $18,226        $621        $40,904        $8,275,309
                                 =======        ======        ======        =======        ====        =======        ==========

                   -----------------------------------------
                     Years Ended December 31, 1998 and 1997
                     --------------------------------------

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
                    DECEMBER 31, 1997, WITH FUND INFORMATION


                                                                                  Putnam
                                                   Brown & Sharpe    George      Growth &      Putnam      Putnam New
                              Plan       Company    Stable Value     Putnam       Income       Voyager    Opportunities
                              Loans     Stock Fund      Fund          Fund         Fund         Fund          Fund          Total
                              -----     ----------      ----          ----         ----         ----          ----          -----
Assets:
Investments                  $   --      $284,634    $2,133,855    $1,387,037    $1,180,994    $787,952    $1,611,349    $7,385,821
Employer contribution
 receivable                      --         6,003        40,831        19,782        41,220      33,920        60,109       201,865
Plan loans receivable         221,675        --            --            --            --          --            --         221,675
                             --------    --------    ----------    ----------    ----------    --------    ----------    ----------
Net  Assets Available for
 Plan Benefits               $221,675    $290,637    $2,174,686    $1,406,819    $1,222,214    $821,872    $1,671,458    $7,809,361
                             ========    ========    ==========    ==========    ==========    ========    ==========    ==========

                   -----------------------------------------
                     Years Ended December 31, 1998 and 1997
                     --------------------------------------


                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                        PLAN BENEFITS FOR THE YEAR ENDED
                    DECEMBER 31, 1998, WITH FUND INFORMATION


                                                                                  Putnam
                                                   Brown & Sharpe    George      Growth &      Putnam      Putnam New
                              Plan       Company    Stable Value     Putnam       Income       Voyager    Opportunities      Sub
                              Loans     Stock Fund      Fund          Fund         Fund         Fund          Fund          Total
                              -----     ----------      ----          ----         ----         ----          ----          -----
Additions
Contributions
 Employer                   $    --     $   9,874   $    68,368   $    29,928   $    61,416   $  66,082   $   108,245   $   343,913
 Employee                        --        10,580        47,753        37,519        80,800      92,263       131,729       400,644
 Loan repayments              (71,785)      1,361         5,453         7,850        15,406      10,659        30,999           (57)
                            ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------
                              (71,785)     21,815       121,574        75,297       157,622     169,004       270,973       744,500
Investment income
 Interest and dividends          --           487       118,744       137,027       116,416      67,125        68,284       508,083

Net realized/unrealized
 appreciation
  (depreciation)
 in fair value of
  investments                    --       (28,184)         --           9,241        49,572     123,160       329,172       482,961
                            ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------

Total additions
 (deductions)                 (71,785)     (5,882)      240,318       221,565       323,610     359,289       668,429     1,735,544


Disbursements
 Payments to participants      44,065      80,335       488,137        24,458       100,081      13,883       193,751       944,710
 Loans to participants       (200,536)      7,992        27,361        20,788        50,875      25,952        67,568          --
 Fees                            --          --             177           146           249         156           409         1,137
                            ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------
Total (disbursements)
 additions                   (156,471)     88,327       515,675        45,392       151,205      39,991       261,728       945,847

Transfers
  Transfers from ESOP            --          --           1,906           592         2,515       2,971         3,520        11,504
  Transfers (to) from SARP     (6,160)    (34,753)      (35,604)      (75,970)      (38,418)    (53,177)     (104,554)     (348,636)
  Transfers between funds        --       (21,143)      228,174       (88,741)     (111,848)    (95,949)       61,986       (27,521)
                            ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------
Net transfers                  (6,160)    (55,896)      194,476      (164,119)     (147,751)   (146,155)      (39,048)     (364,653)
                            ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------

Net increase (decrease)        78,526    (150,105)      (80,881)       12,054        24,654     173,143       367,653       425,044
Net assets, beginning of
 year                         221,675     290,637     2,174,686     1,406,819     1,222,214     821,872     1,671,458     7,809,361
                            ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------

Net assets, end of year     $ 300,201   $ 140,532   $ 2,093,805   $ 1,418,873   $ 1,246,868   $ 995,015   $ 2,039,111   $ 8,234,405
                            =========   =========   ===========   ===========   ===========   =========   ===========   ===========

                   -----------------------------------------
                     Years Ended December 31, 1998 and 1997
                     --------------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
           FOR THE YEAR ENDED DECEMBER 31, 1998, WITH FUND INFORMATION


                                 Putnam      Putnam Asset  Putnam Asset                 Putnam Asset
                              Diversified     Allocation    Allocation       Putnam     Allocation
                                 Income        Growth        Balanced    International  Conservative     Sub
                                  Trust         Fund        Portfolio     Growth Fund   Portfolio       Total            Total
                                  -----         ----        ---------     -----------   ---------       -----            -----
Additions
---------
Contributions
 Employer                         $    461       $  520      $  257      $     574       $    267       $   2,079       $   345,992
 Employee                              697        1,655       4,424          2,936            599          10,311           410,955
 Loan repayments                        37         --          --             --               20              57              --
                                  --------       ------      ------      ---------       --------       ---------       -----------
                                     1,195        2,175       4,681          3,510            886          12,447           756,947
Investment income
 Interest and dividends                630           63          93            508             20           1,314           509,397

Net realized/unrealized
appreciation (depreciation)
in fair value of
 investments                        (1,319)         139         232         (1,057)             2          (2,003)          480,958
                                  --------       ------      ------      ---------       --------       ---------       -----------

Total additions
 (deductions)                          506        2,377       5,006          2,961            908          11,758         1,747,302


Disbursements
-------------
Payments to participants              --           --          --             --             --              --             944,710
Loans to participants                 --           --          --             --             --              --                --
Fees                                  --           --          --             --             --              --               1,137
                                  --------       ------      ------      ---------       --------       ---------       -----------
Total (disbursements)
 additions                            --           --          --             --             --              --             945,847

Transfers
---------
  Transfers from ESOP                 --            571        --            1,054           --             1,625            13,129
Transfers (to) from SARP              --           --          --             --             --              --            (348,636)
  Transfers between funds           13,597         --          --           14,211           (287)         27,521              --
                                  --------       ------      ------      ---------       --------       ---------       -----------
Net transfers                       13,597          571        --           15,265           (287)         29,146          (335,507)
                                  --------       ------      ------      ---------       --------       ---------       -----------

Net increase (decrease)             14,103        2,948       5,006         18,226            621          40,904           465,948
Net assets, beginning of
 year                                 --           --          --             --             --              --           7,809,361
                                  --------       ------      ------      ---------       --------       ---------       -----------

Net assets, end of year           $ 14,103       $2,948      $5,006      $  18,226       $    621       $  40,904       $ 8,275,309
                                  ========       ======      ======      =========       ========       =========       ===========

                   -----------------------------------------
                    Years Ended December 31, 1998 and 1997
                     ---------------------------------------


  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR
  ---------------------------------------------------------------------------
                ENDED  DECEMBER 31, 1997, WITH FUND INFORMATION
                -----------------------------------------------


                                                                                  Putnam
                                                   Brown & Sharpe    George      Growth &      Putnam      Putnam New
                              Plan       Company    Stable Value     Putnam       Income       Voyager    Opportunities
                              Loans     Stock Fund      Fund          Fund         Fund         Fund          Fund          Total
                              -----     ----------      ----          ----         ----         ----          ----          -----
Additions
---------
Contributions
 Employer                  $    --     $  12,598   $    50,220   $    25,388   $    52,763   $  44,403   $    78,540   $   263,912
 Employee                       --        16,683        56,174        43,410        89,999      80,651       132,931       419,848
 Loan repayments             (52,098)      5,274         7,648         5,528        11,196       6,158        16,294          --
                           ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------
                             (52,098)     34,555       114,042        74,326       153,958     131,212       227,765       683,760
Investment income
 Interest and dividends         --         2,281       132,105       132,477       152,902      48,276        38,729       506,770
Net realized/unrealized
 appreciation
  (depreciation)
 in fair value of
  investments                   --       (92,765)         --         122,265        71,286     106,920       244,762       452,468
                           ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------

Total additions
 (deductions)                (52,098)    (55,929)      246,147       329,068       378,146     286,408       511,256     1,642,998

Disbursements
-------------
 Payments to participants     (6,186)     (1,973)     (291,361)      (37,686)         --          --            (213)     (337,419)
 Loans to participants       115,080      (1,664)       (9,788)      (21,120)      (23,153)    (10,374)      (48,981)         --
 Fees                           --          --            (141)         (120)         (137)        (87)         (258)         (743)
                           ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------
Total (disbursements)
 additions                   108,894      (3,637)     (301,290)      (58,926)      (23,290)    (10,461)      (49,452)     (338,162)

Transfers
---------
  Transfers from ESOP           --          --           3,985         1,891        12,270       1,102         1,102        20,350
  Transfers (to) from
   SARP-M                       --       (10,230)      (52,886)      (10,955)       (1,891)    (15,204)        1,397       (89,769)
Transfers between funds         --       (80,246)      156,481       (75,972)       15,608     (17,317)        1,446          --
                           ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------
Net transfers                   --       (90,476)      107,580       (85,036)       25,987     (31,419)        3,945       (69,419)
                           ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------

Net increase (decrease)       56,796    (150,042)       52,437       185,106       380,843     244,528       465,749     1,235,417
Net assets, beginning of
 period                      164,879     440,679     2,122,249     1,221,713       841,371     577,344     1,205,709     6,573,944
                           ---------   ---------   -----------   -----------   -----------   ---------   -----------   -----------
Net assets, end of year    $ 221,675   $ 290,637   $ 2,174,686   $ 1,406,819   $ 1,222,214   $ 821,872   $ 1,671,458   $ 7,809,361
                           =========   =========   ===========   ===========   ===========   =========   ===========   ===========

                   -----------------------------------------
                     Years Ended December 31, 1998 and 1997
                     --------------------------------------

7.  Transactions with Parties-In-Interest
    -------------------------------------

    The Plan invests in mutual funds managed by Putnam Investments, who is also the Plan's recordkeeper and trustee. Therefore, these transactions qualify as party-in-interest. There were no other party-in-interest transactions that were prohibited by ERISA Section 406 and for which there was no statutory or administrative exemption.

   The following summarizes activity related to Brown & Sharpe capital stock during the years ended December 31, 1998 and 1997:

                                                     1998                             1997
                                                     ----                             ----
                                             Shares         Amount           Shares           Amount
                                             ------         ------           ------           ------

     Brown & Sharpe Manufacturing Company
     ------------------------------------
          Purchases of capital
             stock                          19,937.99       $189,283        15,163.854       $193,983
          Distributions of
             capital stock to
             participants                    2,232.71         23,961               --            --
          Sales of capital
             stock, at market
             value                          28,567.08        285,149        18,259.837        251,080
          Investment income/loss                 --            3,911               --          47,765


8.   Year 2000 (unaudited)
     ---------------------

    The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

    For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modifications of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completely timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                            SUPPLEMENTAL SCHEDULES
                            ----------------------

                   Brown & Sharpe Savings and Retirement Plan
                      EIN No:  05-0113140   Plan No:  009
           Line 27a   Schedule of Assets Held for Investment Purposes
                               December 31, 1998

Shares or Face Value   Description                                           Current  Value     Cost
=======================================================================================================
                       The George Putnam Fund of Boston *
77,672.440 shares      Balanced fund consisting of stocks and corporate         $1,401,211   $1,284,836
                       and government bonds

                       Putnam New Opportunities Fund *
33,753.632 shares      Long-term growth funds consisting of stock of             1,972,225    1,501,753
                       certain emerging industry groups that in Putnam
                       Investments' view offer long-term growth potential

                       Putnam Voyager Fund *
43,563.475 shares      A combination of stocks of small companies expected         954,911      778,663
                       to grow over time in addition to stocks of larger more
                       established corporations

                       Brown & Sharpe Company Stock Fund *
17,077.689 shares      Consisting of 17,077.689 shares of Brown & Sharpe           136,622      157,887
                       Class A & B Common Stock

                       The Putnam Fund for Growth & Income *
59,078.423 shares      A combination of attractive priced stocks of companies    1,210,517    1,103,699
                       viewed by Putnam to offer long-term growth potential
                       while also providing income

                       Brown & Sharpe Stable Value Fund
$191,910 face value    American International Life Assurance Company               191,910      191,910
1,851,526 shares       Putnam Stable Value Fund *                                1,851,526    1,851,526
                                                                                ----------   ----------
                                                                                 2,043,436    2,043,436
                                                                                ----------   ----------

SUB TOTAL ASSETS HELD FOR INVESTMENTS                                           $7,718,922   $6,870,274
                                                                                ==========   ==========

* Identifies party-in-interest to the Plan

      Brown & Sharpe Savings and Retirement Plan
                      EIN No:  05-0113140   Plan No:  009
    Line 27a    Schedule of Assets Held for Investment Purposes (continued)
                               December 31, 1998

Shares or Face Value   Description                                           Current  Value     Cost
=======================================================================================================
                            Putnam Diversified Income Trust *
1,194.198 shares            Seeks income consistent with preservation            $13,733     $   15,053
                            of capital.  The fund invests in fixed income
                            securities such as  U.S. Government obligations,
                            lower rated U.S. corporate debt and debt
                            obligations of foreign governments.


                            Putnam Asset Allocation - Growth Portfolio *
198.725 shares              Invests in equities and fixed income securities.       2,709          2,570
                            The fund is weighted more toward equity investments
                            that traditionally return more than fixed income
                            securities.

                            Putnam Asset Allocation - Balanced Portfolio *
402.915 shares              Invests in equities and fixed income securities.       4,839          4,607
                            The fund takes a balanced approach between equities
                            and fixed income investments regarding investment
                            philosophy.


                            Putnam Asset Allocation - Conservative Portfolio *
39.128 shares               Invests in equity and fixed income securities weighted   406            400
                            more towards the fixed income securities.


                            Putnam International Growth Fund *
933.642 shares              Invests in companies located outside of the United    17,954         18,773
                            States.



$300,201                    Plan Loan Receivable 7% to 10%                       300,201              --
                                                                              ----------      ----------

TOTAL ASSETS HELD FOR INVESTMENTS                                             $8,058,764      $6,911,677
                                                                              ==========      ==========

*Identifies party-in-interest to the Plan

                   BROWN & SHARPE SAVINGS AND RETIREMENT PLAN
                      EIN No:  05-0113140   Plan No:  009
                 Line 27d   SCHEDULE OF REPORTABLE TRANSACTIONS
                      For the Year Ended December 31, 1998
                      ------------------------------------



Category (iii)  A series of securities transactions in excess of 5% of beginning
--------------------------------------------------------------------------------
of year net assets
------------------

                                                                                                              Current Value
                                                                                                               of Asset on
                                                                        Purchase      Selling      Cost of     Transaction     Net
Identity of Party Involved       Description of Assets                    Price        Price        Asset         Date        Gain
--------------------------       ---------------------                    -----        -----        -----         ----        ----
Putnam Fiduciary Trust Company   The George Putnam Fund of Boston *
                                 Purchased 15,533.061 shares in
                                 120 transactions                        $280,311         --       $280,311     $280,311        --

                                 Sold 15,003.956 shares in 66
                                 transactions                                --       $275,378      252,341      275,378     $23,037


                                 Putnam Fund for Growth and Income *
                                 Purchased 17,984.493 shares in 130
                                 transactions                             367,529         --        367,529      367,529        --

                                 Sold 19,345.889 shares in 77
                                 transactions                                --        387,578      365,009      387,578      22,569


                                 Putnam Voyager Fund *
                                 Purchased 16,608.411 shares in
                                 135 transactions                         337,902         --        337,902      337,902        --

                                 Sold 14,407.285 shares in 61
                                 transactions                                --        294,104      259,730      294,104      34,374

                   BROWN & SHARPE SAVINGS AND RETIREMENT PLAN
                      EIN No:  05-0113140   Plan No:  009
                SCHEDULE OF REPORTABLE TRANSACTIONS (continued)
                      For the Year Ended December 31, 1998
                      ------------------------------------



Category (iii)  A series of securities transactions in excess of 5% of beginning
--------------------------------------------------------------------------------
of year net assets (continued)
------------------------------


                                                                                                           Current Value
                                                                                                            of Asset on
                                                                     Purchase      Selling      Cost of     Transaction     Net
Identity of Party Involved       Description of Assets                 Price        Price        Asset         Date        Gain
--------------------------       ---------------------                 -----        -----        -----         ----        ----
                                 Putnam Stable Value Fund *
                                 Purchased 843,664.439 shares in
                                 174 transactions                    $843,664         --       $843,664     $843,664        --

                                 Sold 934,084.388 shares in 93
                                 transactions                            --       $934,083      934,083      934,083        --

                                 Putnam New Opportunities Fund *
                                 Purchased 12,977.664 shares in
                                 150 transactions                     656,667         --        656,667      656,667        --

                                 Sold 12,345.287 shares in 83
                                 transactions                            --        624,963      546,334      624,963     $78,629


Brown & Sharpe Manufacturing
Company

                                 The Brown & Sharpe Stock Fund *
                                 Purchased 19,937.993 shares in
                                 121 transactions                     189,283         --        189,283      189,283        --

                                 Sold 30,799.795 shares in 45
                                 transactions                            --        309,110      305,199      309,110       3,911



* Identifies party-in-interest to the Plan

There were no category (i), (ii) or (iv) transactions for the year ended December 31, 1998.

                        Consent of Independent Auditors


   We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-17831 and 33-23601) pertaining to the Brown & Sharpe Savings and Retirement Plan of Brown & Sharpe Manufacturing Company of our report dated May 21, 1999, with respect to the financial statements and schedules of the Brown & Sharpe Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.



                                  ERNST & YOUNG LLP




   Providence, Rhode Island
   June 22, 1999